Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Von Perry, Inc
7410 Delta Drive
Rowlett, TX 75088
https://www.vonperrybuild.com/

Up to $1,234,999.26 in Common Stock at $0.99
Minimum Target Amount: $9,999.99

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Von Perry, Inc
Address: 7410 Delta Drive, Rowlett, TX 75088
State of Incorporation: DE
Date Incorporated: April 05, 2021

Terms:

Equity

Offering Minimum: $9,999.99 | 10,101 shares of Common Stock
Offering Maximum: $1,234,999.26 | 1,247,474 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.99
Minimum Investment Amount (per investor): $100.98

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives</u>*

<u>Time-Based</u>

Friends and Family Early Birds

Invest at least 200 within the first 48 hours and receive 25% bonus shares

Super Early Bird Bonus

Invest at least 1000 within the first week and receive 20% bonus shares

Early Bird Bonus

Invest at least 1000 within the first 2 weeks and receive 10% bonus shares

Amount-Based:

$1000+ | Early Birds

Invest $1000+ and receive a Von Perry T shirt.

$2,500+ | Ground Breakers

Invest $2500+ and receive a Von Perry Bomber jacket + 5% Bonus shares

$5000+ | Master Masons

Everything in 2nd Perk and additional 5% bonus shares (10% bonus shares)

$10,000+ | Architects

Everything in 3rd Perk + Invite to see a 3D Printed house + Additional 5% bonus shares (15% bonus shares)

$25,000+ | Grand Masters

Everything in 4th Perk + Meeting with the founders and a 10% discount in next fundraising campaign.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Von Perry will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.99/ share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $99. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Von Perry Inc. ("Von Perry" or the "Company") is a Tech-Habitat company looking to bring the fourth industrial revolution to the housing industry. We believe having the capability to introduce our green solutions is crucial to developing clean and healthy communities. The Company operates as a one-stop shop for people who are ready to build any residential infrastructure while utilizing our design, software, and construction solutions.

Von Perry's approach to leading the green construction movement leverages the latest 3D concrete printing (3DCP) technology, along with advanced automation and prefab processes, in order to both design and build beautiful, sustainable family homes.

Von Perry Inc. was initially organized as Von Perry LLC, a limited liability company on April 5, 2021. Von Perry Inc., a Delaware corporation, was formed on January 4, 2022. Von Perry LLC and Von Perry Inc are two separate entities. Von Perry Inc is the full owner and parent company of Von Perry LLC.

Competitors and Industry

Competitors

Our main competitor is ICON 3D based in Austin TX, however, we do have some other competitors like Apis Cor and Mighty buildings. We believe we are different because of our process and approach to the implementation of 3D printing technology. Other companies are focusing on the product delivery aspect of construction while we are primarily focusing on project delivery. Our design philosophy is also present in all of our construction projects. At Von Perry, we utilize the capabilities of the 3d printer to create new experiences instead of copying and pasting floorplans to be printed.

Industry & Landscape

At present, the home construction industry is facing numerous challenges – including labor shortages, high cost of supplies, long project timelines, and fragmented production processes – resulting in skyrocketing house prices and a shortage of inventory for home buyers. With all this in mind, Von Perry believes that solving our country's national housing crisis will require the industry to change and adopt innovative new methods.

The 3DCP (3D Concrete Printing) market is currently in its emerging stages for 2021 the global market size was estimated at approximately $11 million. But this market is expected to grow into a $4.9 billion market by 2030. Currently, the number of 3D Printed houses in the United States is around a dozen or so, but a huge number of projects are under planning.

Current Stage and Roadmap

Current Stage

We have launched the business and successfully acquired customers (80+ prospective customers). At present we have 4 live construction projects in different parts of Texas. As far as construction Von Perry is in a "Live Stage", with our software development of ARECS we are moving from a wireframe stat to a working prototype.

Future Roadmap

Due to us having more clients than we can handle, once ARECS goes online we believe at minimum we can 8x our output of production of homes with our current workforce.

The Team

Officers and Directors

Name: Treyvon Perry

Treyvon Perry's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: April, 2021 - Present
  Responsibilities: Oversee company direction; No Salary.

Other business experience in the past three years:

- **Employer:** TLS Architecture
  Title: Architectural Intern
  Dates of Service: October, 2020 - Present
  Responsibilities: Architectural Intern

Other business experience in the past three years:

- **Employer:** Von Perry Students
  Title: President
  Dates of Service: January, 2020 - Present
  Responsibilities: The University of Texas at Arlington

Name: Sebin Joseph

Sebin Joseph's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: December, 2020 - Present
  Responsibilities: Oversee technical operations of Von Perry; No salary.

Other business experience in the past three years:

- **Employer:** Cloud Data Technologies
  Title: Mechanical Design Engineer
  Dates of Service: January, 2020 - April, 2021
  Responsibilities: Support team mechanical design project and management.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to

provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may

not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Von Perry was formed on January 4th, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Von Perry has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that ARECS is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the

Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Von Perry or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Von Perry could harm our reputation and materially negatively impact our financial condition and business.

An experimental technology is involved.
3D Concrete Printing is the primary construction technology used by the company. Since this is an emerging technology and yet to be widely adopted. Any future regulations could affect the operations of the company. In such a case the business operations of the company could be changed.

Projected Revenue and Market size
The projected revenue mentioned in the campaign documents is an estimated value of the housing units in case if all these projects are completed. But there is no guarantee that these prospective customers will build 3D Printed Houses with the company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Treyvon Perry	6,000,000	Common Stock	59.0%
Sebin Joseph	4,000,000	Common Stock	39.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,247,474 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 10,150,000 outstanding.

Voting Rights

one vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,150,000
  Use of proceeds: Founder Shares
  Date: January 04, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2020 was $0 compared to $28900 in fiscal year 2021. 2021 is our first year of operation. The company had no operational history in 2020. We started our operation in 2021 and secured our first project.

Cost of sales

Cost of Sales for fiscal year 2020 was $0 compared to $28900 in fiscal year 2021. 2021 is our first year of operation. The company had no operational history in 2020. We started our operation in 2021 and secured our first project.

Gross margins

Gross margins for fiscal year 2020 were $0 compared to $28900 in fiscal year 2021. 2021 is our first year of operation. The company had no operational history in 2020. We started our operation in 2021 and secured our first project.

Expenses

Expenses for fiscal year 2020 were $0 compared to $5760 in fiscal year 2021. 2021 is our first year of operation. The company had no operational history in 2020. We started our operation in 2021 and secured our first project.

Historical results and cash flows:

The Company is currently in the Initial Production stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the current revenue is mainly generated by a single project. After the launch of the consolidation platform, we believe dozens of projects will be carried out at the same time which will result in exponential revenue growth due to our capability to handle a multitude of projects. Past cash was primarily generated through a single construction project. Our eventual goal is to do dozens of construction projects at the same time which will result in a cash flow at least tenfold that of the current cash flow.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2022, the Company has capital resources available in the form of a line of credit for $4,000 from American Express and $4,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the software development and equipment purchase.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has 80% will be made up of funds raised from the crowdfunding campaign if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 2 months. This is based on a current monthly burn rate of $5,000 for expenses related to equipment purchasing.

How long will you be able to operate the company if you raise your maximum funding

goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 15 months. This is based on a current monthly burn rate of $70,000 (estimated for operations after the raise) for expenses related to equipment purchasing & working capital.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including seed funding.

Indebtedness

- **Creditor:** Friends & Family
  Amount Owed: $4,800.00
  Interest Rate: 0.0%
  The Company received $4,800 from potential investors to be applied to future equity participation. No formal terms have been defined to date. This is classified as a debt but there is no formal obligation to payback the debt in any way. Those amounts were in fact small handouts from friends and family.

Related Party Transactions

- **Name of Entity:** Treyvon Perry
  Relationship to Company: Director
  Nature / amount of interest in the transaction: The Company received short term advances from shareholders totaling $5,275 as of August 31st, 2022.
  Material Terms: The amounts accrue no interest and are due on demand.

Valuation

Pre-Money Valuation: $10,048,500.00

Valuation Details:

We assigned various cash values for different unique factors of the company and add all of them up to reach the current valuation.

The Uniqueness of the Idea

Construction consolidation with the application of 3D Printed Construction is very unique and we believe our tech platform will be the first in the industry to introduce custom building in 3D Printed Construction. We believe this has an assigned value of approximately $2.5 million.

The Founders

Our founders have a unique reputation as pioneers in the industry. CEO Treyvon Perry is one of the first individuals to provide a TedX talk on 3D Printing construction. He has over 5 years of architectural designing experience. CTO Sebin Joseph has a master's degree in engineering and he is also one of the contributors to the Automate Construction website. The educational website for the 3DCP industry. Both founders have been featured in various news outlets and magazines. We believe our founders' expertise and experience have an assigned value of approximately $4 million.

We have generated the first paying customers for an emerging construction technology like 3D Printing Construction and over 80 inquiries have been received by prospective customers of the company. Given the number of housing units requested, we have assigned a potential revenue value of roughly $60 million revenue and thus assigned a value of approximately $6 million.

Adding all these factors up we estimate the value of our company to be roughly $12.5 million. However, since it is our first fundraising campaign, we have discounted that valuation and decided to raise funds at a pre-money valuation of approximately $10 million.

The Company set its valuation internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.99 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,234,999.26, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  30.0%
  We will use 30% of the funds raised for market and customer research, new

product development and market testing, licenses etc

- *Equipment*
  30.0%
  We will use 30% of the funds raised to purchase equipment and transport vehicles for expansion of our construction operations.

- *Inventory*
  10.0%
  We will use 10% of the funds raised to purchase inventory for the building materials in preparation of our planned expansion of construction.

- *Company Employment*
  10.0%
  We will use 10% of the funds to hire key personnel for daily operations, including the following roles: Sales and Marketing, Customer service. Wages to be commensurate with training, experience and position.

- *Working Capital*
  14.5%
  We will use 14.5% of the funds for working capital to cover expenses for the rent, office supply, emergency reserve, legal fees as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.vonperrybuild.com/ (https://www.vonperrybuild.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/vonperry

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Von Perry, Inc

[See attached]

Von Perry Inc. (the "Company") a Delaware Corporation

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

12 Months ended December 31, 2021 & 8 Months ended August 31, 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Von Perry Inc.

We have reviewed the accompanying consolidated financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & August 31, 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
November 2, 2022
Vincenzo Mongio

Statement of Financial Position

	As Of	
	8/31/2022	**12/31/2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	1,720	7,415
Accounts Receivable	25,770	-
Accrued Project Revenue	39,470	9,900
Total Current Assets	66,960	17,315
Non-current Assets		
Other Assets	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	66,960	17,315
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accrued Project Cost	71,901	27,523
Credit Cards	3,860	168
Customer Prepayments	-	8,300
Loans from Shareholders	5,275	-
Future Equity Obligations	4,800	-
Total Current Liabilities	85,836	35,991
Long-term Liabilities		
Other Liabilities	-	-
Total Long-Term Liabilities	-	-
TOTAL LIABILITIES	85,836	35,991
EQUITY		
Accumulated Deficit	(18,876)	-
Member Equity	-	(18,676)
Total Equity	(18,876)	(18,676)
TOTAL LIABILITIES AND EQUITY	66,960	17,315

Statement of Operations

	8 months ended 8/31/22	12 months ended 12/31/21
Revenue	148,700	28,900
Cost of Revenue	117,100	28,900
Gross Profit	31,600	-
Operating Expenses		
Advertising and Marketing	9	-
General and Administrative	31,805	5,760
Total Operating Expenses	31,814	5,760
Operating Income (loss)	(214)	(5,760)
Other Income		
Other	14	300
Total Other Income	14	300
Other Expense		
Other	-	-
Total Other Expense	-	-
Provision for Income Tax	-	-
Net Income (loss)	(200)	(5,460)

Statement of Cash Flows

	8 months ended 8//31/22	12 months ended 12//31/21
OPERATING ACTIVITIES		
Net Income (Loss)	(200)	(5,460)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accrued Liabilities	44,379	27,523
Accounts Receivable	(25,770)	-
Accrued Project Revenue	(29,570)	(9,900)
Credit Cards	3,691	168
Customer Prepayments	(8,300)	8,300
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(15,570)	26,091
Net Cash provided by (used in) Operating Activities	(15,770)	20,631
FINANCING ACTIVITIES		
Shareholder Advances	5,275	-
Future Equity Obligations	4,800	-
LLC Member Distributions	-	(13,216)
Net Cash provided by (used in) Financing Activities	10,075	(13,216)
Cash at the beginning of period	7,415	-
Net Cash increase (decrease) for period	(5,695)	7,415
Cash at end of period	1,720	7,415

Statement of Changes in Shareholder/Member Equity

	Total Member Equity	Common Stock # of Shares Amount	Common Stock $ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 4/5/2021	-	-	-	-	-	-
Capital Contributions	2,115	-	-	-	-	2,115
Capital Distributions	(15,331)	-	-	-	-	(15,331)
Net Income (Loss)	(5,460)	-		-	-	(5,460)
Ending Balance 12/31/2021	(18,676)	-	-	-	-	(18,676)
Issuance of Common Stock and Reclassification on Acquisition by Corporation	18,676	10,150,000	-	-	(18,676)	-
Net Income (Loss)	-	-	-	-	(200)	(200)
Ending Balance 8/31/2022	-	10,150,000	-	-	(18,876)	(18,876)

Von Perry Inc.
Notes to the Unaudited Financial Statements
August 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Von Perry Inc. ("the Company") was formed in Delaware on January 4th, 2022. Prior to incorporation, the Company operated as Von Perry LLC, a Texas LLC formed on April 5th, 2021. The Company is now the 100% owner of Von Perry LLC. The Company earn revenue through the construction of residential buildings using 3D Printing Technology. The Company's headquarters are in Dallas, Texas. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Basis of Consolidation

The financials herein include the accounts of the Company and its wholly-owned subsidiary, Von Perry, LLC.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The company generates revenues by building residential buildings. The company's payments are generally collected throughout the length of each construction project. The company's primary performance obligation is to perform the construction according to the design specifications. The company recognizes revenue as the project is completed using a percentage of completion method.

Concentrations of Revenue

100% of the Company's revenue was derived from a single customer in 2021. The Company recognized revenue from six customers in 2022, 5 of which comprised greater than 10% of revenue each with the highest concentration being 28%.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity-based compensation

At the present time, the company does not have an Equity-based compensation plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The Company received short term advances from shareholders totaling $5,275 as of August 31st, 2022. The amounts accrue no interest and are due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Future Equity Obligations - The Company received $4,800 from potential investors to be applied to future equity participation. No formal terms have been defined as of the date of these financials.

NOTE 6 – EQUITY

The Company has authorized 15,000,000 of common shares with a par value of $0.0001 per share. 10,150,000 shares were issued and outstanding as of 2022.

Voting: Only the board members have voting rights.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to August 31, 2022, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 2, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, working capital deficiencies, and negative cash flows from operations and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Von Perry Inc. is not live or open to the public at this moment.

Affordable Home Construction

INVEST IN VON PERRY INC. TODAY!

Von Perry is a digital construction company & construction automation startup, disrupting the construction industry through technology and architecture. With our proprietary products and project delivery software, Von Perry is consolidating 3D printing construction pr... Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


SUSTAINABLE
3D PRINTED
HOUSING
VON PERRY

REASONS TO INVEST

- When compared to traditional home building costs, Von Perry's construction processes result in a cost reduction on average between 20-30% due to our speed, accuracy, and efficiency with labor & materials. We've seen huge interest from prospective buyers as a result, so much so that we're fully booked for 2022 and well into 2023.

- As pioneers within the emerging sector that is 3D printing construction, Von Perry is poised to address a global market that is forecasted to reach $4.9B in revenue in 2030. Additionally, because the brand's target customers are first-time homeowners and small developers, there is even more potential to serve the multibillion dollar residential construction market.*

- 3D concrete printing (3DCP) is a new technology within the construction industry and the number of companies implementing this method is currently very limited. As one of the first to refine the process, Von Perry is quickly establishing brand recognition within the industry as more than just a 3D printing company, but as an integrated design and development operation. As one of the pioneering companies, we believe Von Perry has a first mover advantage in the industry.

*Market information provided by Grand View Research & Statista (source, source)

A Better Way to Build Houses

Von Perry's approach to leading the green construction movement leverages the latest **3D concrete printing (3DCP) technology**, along with advanced automation and prefab processes, in order to both design and build **beautiful, sustainable family homes**.


VON PERRY CRAFTS AFFORDABLE
HOUSING WITHOUT COMPROMISE
3B, 3B
1,853 SQFT
$196,790.00
ODEN T4

*Images shown are 3D models created for demonstration purposes. Von Perry's 3DCP technology is currently in commercial use.

Utilizing our own proprietary methods, we are able to execute expedited **start-to-finish delivery**, while additionally **reducing costs** associated with traditional architectural builds and providing a more affordable option for today's home buyers.


YOUR DREAM HOME. PRINTED.
WE STREAMLINED EVERY SINGLE STEP OF NEW HOME CONSTRUCTION INTO AN ALL-IN-ONE SOLUTION.

*Image shown is a 3D model created for demonstration purposes. Von Perry's 3DCP technology is currently in commercial use.

THE PROBLEM & OUR SOLUTION

Revolutionizing Construction Through Resource Optimization

At present, the home construction industry is facing numerous challenges – including labor shortages, high cost of supplies, long project timelines, and fragmented production processes – resulting in **skyrocketing house prices and a shortage of inventory for home buyers**. With all this in mind, Von Perry believes that solving **our country's national housing crisis** will require the industry to change and adopt innovative new methods.


A GREENER WAY TO BUILD
OUR NEARLY NATURAL DISASTER PROOF HOMES ARE BUILT SUSTAINABLY, EFFICIENTLY, AND COST EFFECTIVELY.

*Image features a 3D model created for demonstration purposes. Von Perry's 3DCP technology is currently in commercial use.

3D concrete printing offers an opportunity to move away from traditional wood-based construction and focus instead on **sustainable materials** that can be generated on an as-needed basis. The technology allows us to produce building structures layer-by-layer from a digital design, creating stronger, more sustainable infrastructure capable of providing better protection against natural disasters and fires.


MEDIA
SERVICES
HOME
PROJECTS
MORE
VON PERRY
ONLINE
BETA V.1.0.1
WE DESIGN | WE BUILD
DISCLAIMER: COMPUTER GENERATED IMAGES

*Images shown feature 3D models and an example interface created for demonstration purposes. Von Perry's 3DCP technology is currently in commercial use.

Since Von Perry implements its own materials and software to carry out the entire process in a consolidated format, **we are able to deliver homes in a shorter amount of time, at a higher profit margin,** and **at a reduced cost to consumers**.

THE MARKET & OUR TRACTION

Booked, Busy, and Building

Since launching, Von Perry has focused on the fast-growing Dallas-Fort Worth metroplex, where we are creating a new kind of market for custom 3D printed homes. **The company's first house is slated to be owner occupied later this year**, and at present, the team is **fully booked** through the rest of 2022 and **well into 2023.**


2022
FULLY BOOKED
80+
CONSTRUCTION REQUESTS
$4.9B+
3DCP GLOBAL MARKET
REVENUE FORECAST IN 2030
WITH YOUR HELP
WE COULD DO MORE

*Image shown is a 3D model created for demonstration purposes. Von Perry's 3DCP technology is currently in commercial use.
(source)

Positive response has led to Von Perry receiving **over 80 construction requests** and a prospective client pipeline - including interested parties in the aerospace and university sectors - that presents significant revenue opportunity. Yet, the demand for our homes is more than we can currently accommodate. Given our **unique business model** and **focus on delivery systems**, we feel confident that even nominal funding from investors will allow us to significantly scale production, purchase additional equipment, and begin new housing construction projects with accelerated traction.

WHY INVEST

Architecting A Sustainable Future

According to industry estimates, home prices have risen **more than 30%** in recent years, making it challenging for millions of Americans to own a home, and this crisis is becoming even more urgent due to a national inventory shortage of about **5 million housing units**. In order to address the needs of the market and create more sustainability within our communities, **new construction technology will be pivotal** in providing a solution.

Investors with Von Perry have the opportunity to be part of that solution and the revolutionary change that is needed in our industry. You can support our mission by investing today in Von Perry.


HELP US PRINT A BETTER WORLD
INVEST IN VON PERRY

*Images shown are 3D models created for demonstration purposes. Von Perry's 3DCP technology is currently in commercial use.

ABOUT

HEADQUARTERS	VALUATION
7410 Delta Drive Rowlett, TX 75088	**$10.05M**

Von Perry is a digital construction company & construction automation startup, disrupting the construction industry through technology and architecture. With our proprietary products and project delivery software, Von Perry is consolidating 3D printing construction processes and providing an optimized start-to-finish approach. The team is currently in-market with multiple projects based in Texas, and looking to scale to more locations in the near future.

TEAM



Treyvon Perry
CEO

CEO and Founder of Von Perry a 3D printing home company. Your ideas and dreams can become reality with our team!



Sebin Joseph
CTO

At Von Perry I am using my Systems Thinking and vast knowledge in Engineering and socioeconomics to position the company for industry 4.0. Currently we are integrating automated construction techniques with innovative designing and modeling, soon that knowledge and experience will transform into more efficient and creative automated systems. Modern civilization spends most of its time inside a building or inside a vehicle, to increase the efficiency of the civilization Von Perry wants create efficient surroundings we will be spending our time in. I operate with a mindset; "Change will come whether you like it or not what you gonna do about it?"

TERMS

Von Perry Inc.

Overview

PRICE PER SHARE
$0.99

VALUATION
$10.05M

DEADLINE
Mar 10, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$100.98

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.26

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
10,101

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
1,247,474

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company :	**Von Perry, Inc**
Corporate Address :	**7410 Delta Drive, Rowlett, TX 75088**
Offering Minimum :	**$9,999.99**
Offering Maximum :	**$1,234,999.26**
Minimum Investment Amount (per investor) :	**$100.98**

Terms

Offering Type :	**Equity**
Security Name :	**Common Stock**
Minimum Number of Shares Offered :	**10,101**

Maximum Number of Shares Offered : **1,247,474**

Price per Share : **$0.99**

Pre-Money Valuation : **$10,048,500.00**

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives*

Time-Based

Friends and Family Early Birds

Invest at least 200 within the first 48 hours and receive 25% bonus shares

Super Early Bird Bonus

Invest at least 1000 within the first week and receive 20% bonus shares

Early Bird Bonus

Invest at least 1000 within the first 2 weeks and receive 10% bonus shares

Amount-Based:

$1000+ | Early Birds

Invest $1000+ and receive a Von Perry T shirt.

$2,500+ | Ground Breakers

Invest $2500+ and receive a Von Perry Bomber jacket + 5% Bonus shares

$5000+ | Master Masons

Everything in 2nd Perk and additional 5% bonus shares (10% bonus shares)

$10,000+ | Architects

Everything in 3rd Perk + Invite to see a 3D Printed house + Additional 5% bonus shares (15% bonus shares)

$25,000+ | Grand Masters

Everything in 4th Perk + Meeting with the founders and a 10% discount in next fundraising campaign.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Von Perry will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.99/ share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $99. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hello I am Treyvon Perry CEO and Founder of Von Perry. We are bringing 3D Printed Houses to the mass market. In 2017, back in high school, I founded Von Perry, mainly focusing on sustainable architecture. We concentrated on bringing you new experiences and innovative designs. In 2021, we adopted 3D Printing to make those designs come to life.

3D Printing is an emerging construction technology. It is affordable, sustainable and make construction a lot faster. The current stage of the housing market is not good. The cost of construction is rising at the same time the quality of housese goes down.

Seeing images of entire neighborhoods are decimated by extreme weather events is a recurring newsflash, which is evidence of the poor quality of traditional construction methods. And... Von Perry is here to change that situation.

3D Printing is an effective construction methodology but it itself is not a silver bullet to solve every problem in the construction process. Von Perry is introducing a systems approach to construction while introducing 3D Printing as our primary construction methodology...

We at Von Perry are building a new platform to consolidate the entire construction process from concept design to final delivery. This system is known as ARECS. ARECS will enable us to build houses at an affordable price and at a faster pace.

We are talking about building a house in four to six months while saving 20 to 30 percent on construction costs.

Currently, our operations are in the Dallas-Fort Worth Metroplex. Looking at our immediate market, we have seen an increase of 650,000 people in the last 5 years moving into the DFW area. And the home prices have increased by 24%. After incorporating in 2021, we secured our first project, right here in Dallas... and we are working on projects throughout Texas. We have created a total addressable market of 60 Million Dollars in the last two years.

Now we need you... with your help, we can accelerate this innovation...

Thank you for watching...

Please visit our website, and follow our social media.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.